ROBIN S. YONIS
Vice President
General Counsel
Office: (949) 219-6767
Fax: (949)219-6952
E-mail Robin.Yonis@PacificLife.com
April 25, 2008
VIA EDGAR
Mr. Michael Kosoff
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-0102

Re:	Pacific Select Fund
File Nos. 033-13954 and 811-05141
Dear Mr. Kosoff:
          This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on February 25, 2008 concerning post-effective amendment No. 70 to Pacific Select Fund’s (the “Fund”) registration statement on Form N-1A (the “Prospectus” and Statement of Additional Information “SAI”), which was filed on January 18, 2008 with the SEC, in reliance on Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below, are the staff comments followed by the Fund’s responses.
1.	COMMENT: In the Risks section for the Equity Portfolio on page 19 of the Prospectus, please remove “credit” and “interest rate” as risks, since investments in debt instruments are not included as a principal investment strategy.

RESPONSE: The Prospectus has been amended accordingly.

2.	COMMENT: In the Risks section for the Floating Rate Loan Portfolio on page 28, Managed Bond Portfolio on page 45, and Inflation Managed Portfolio on page 47of the Prospectus respectively, please specifically list the risks associated with high yield/high risk bonds rather than including them under “credit” risk.

RESPONSE: We believe that debt instruments have different levels of credit risk and that it is appropriate to discuss credit risk as a whole. However, in response to the staff comment, we have created a specific sub-category under credit risk that discusses the risk of investing in high yield/high risk bonds. In addition, for each portfolio that is permitted to invest more than 10% of its total assets in high yield/high risk bonds, the applicable credit risk bullet has been amended to state: “credit, including in particular, high yield (junk) bonds and other instruments.” The Managed Bond and Inflation Managed Portfolios do not have such investment mandate and accordingly do not have this additional disclosure.

3.	COMMENT: In the Risks section for the Diversified Bond Portfolio on page 29 of the Prospectus, please specifically list the risks associated with mortgage lending.

RESPONSE: The Prospectus has been amended to add a mortgage-related securities risk.

4.	COMMENT: With respect to the fee table currently located on page 64 of the Prospectus:
a.	Please move it to page 57 so that its placement is prior to the Risk and risk definitions section in the Prospectus.

b.	In the preamble to the fee table, please move paragraphs 1 and 3 so that they follow the fee table. In addition, please consider placing the second paragraph that describes limiting fund expenses, in a footnote to the fee table.

c.	Please include an “Acquired Funds Fees and Expenses” column to the fee table if any of the portfolios invest in shares of other funds, and expenses of such ownership of acquired funds is greater than 1 basis point of average net assets.

d.	Consider revising footnote one to clarify whether the credits referenced are reflected in the fee table.
     RESPONSE:
a.	The fee table and expense examples have been moved so that their placement is immediately following the Portfolios at a glance (summary) section of the Prospectus.

b.	Paragraphs one and three have been moved so they immediately follow the fee table. The discussion in the second paragraph that describes limiting fund expenses has been removed from the Prospectus.

c.	None of the Fund’s portfolios has investments in shares of other funds such that the expenses of the acquired funds exceed 1 basis point of the acquiring fund’s average net assets.

d.	The credits included in the footnote are not reflected in the fee table. We believe that this is implied in the presentation by the fact that the footnote provides expenses after taking credits into account. Nonetheless, in response to the staff comment, we have added clarifying language to the footnote to confirm that “such credits are not reflected in the table above.”
5.	COMMENT: With respect to the Examples on page 66 of the Prospectus, please confirm supplementally that contractual waivers are only considered for the length of the waiver.

RESPONSE: With respect to the Fees and Expenses Examples, the Fund confirms that the contractual waivers are only considered for the length of the waiver.

6.	COMMENT: In the About the comparable accounts presentations on page 85 of the Prospectus, please delete the word “generally” from the first sentence of the second paragraph.

RESPONSE: The Prospectus has been amended accordingly.

7.	COMMENT: On page 3 of the SAI for the Long/Short Large-Cap Portfolio, please confirm, supplementally, that 2.5% is the accurate borrowing limit for this portfolio.

RESPONSE: The SAI has been amended to read as follows: “Each manager may borrow for temporary and/or investment purposes, and each manager may invest in cash or cash equivalents for temporary defensive purposes.” Reference to a 2.5% limit was an inadvertent error.

8.	COMMENT: In the Non-fundamental investment restrictions section on page 60 of the SAI, please revise item (ii) to include the Long/Short Large-Cap Portfolio.

RESPONSE: The SAI has been amended accordingly.

9.	COMMENT: In the Compensation structures and methods section for Analytic Investors on page 90, AllianceBernstein on page 91, and Highland Capital on page 96 of the SAI respectively, please identify the benchmarks used and the length of time performance is measured for purposes of calculating compensation.

RESPONSE: AllianceBernstein does not utilize any particular benchmarks or indices exclusively for purposes of calculating compensation. As such, the current disclosure in the SAI accurately reflects AllianceBernstein’s structure and methodology used for calculating compensation. With respect to Analytic Investors and Highland Capital, the SAI has been amended accordingly.

10.	COMMENT: In the Compensation structures and methods section for Columbia Management on page 96 of the SAI, please clarify the benchmarks and peer groups used in evaluating investment performance for purposes of calculating compensation.

RESPONSE: The SAI has been amended accordingly.

11.	COMMENT: In the Compensation structures and methods section for Oppenheimer on page 103 of the SAI, please provide more specificity regarding the benchmark referenced.

RESPONSE: The SAI has been amended to provide more specificity regarding the benchmark referenced for Oppenheimer.

12.	COMMENT: In the Compensation structures and methods section for PLFA on page 105 of the SAI, please provide more specificity regarding PLFA’s compensation arrangements.

RESPONSE: The SAI has been amended to provide more specificity with respect to the compensation arrangements for PLFA portfolio managers.

13.	COMMENT: On page 145 of the SAI, please disclose that, as a result of proportional voting, the vote of a small number of contract holders could determine the outcome of a shareholder vote.

RESPONSE: The SAI has been amended accordingly.

14.	COMMENT: In Appendix L of the SAI, please include the Long/Short Large-Cap Portfolio in the disclosure.

RESPONSE: The SAI has been amended accordingly.

15.	COMMENT: Please represent that the Fund acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Fund from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

RESPONSE: The Fund hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Fund from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.
All of the changes referenced above will be reflected in the Rule 485(b) filing to be made with the SEC.
If you have any questions or further comments regarding this matter please contact me at 949-219-6767.
Sincerely,

/s/ Robin S. Yonis
Robin S. Yonis